SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934
Report on Form 6-K for 11 October 2005
Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa
(Name and address of registrant’s principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F __X__ Form 40-F _____
Enclosure: Sasol update: Early-stage investigation of potential GTL and
CTL projects in Algeria and USA

Sasol Limited – Early-stage investigation of potential GTL and
CTL projects in Algeria and USA
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol")

Sasol update: Early-stage investigation of potential GTL and
CTL projects in Algeria and USA

South African oil, gas and petrochemical company Sasol today announced that it is evaluating several new gas-to-liquids
(GTL) and coal-to-liquids (CTL) opportunities over and above the ventures it is currently developing with partners in Qatar and Nigeria. One of Sasol's strategic growth drivers is the
commercialisation of GTL & CTL.
One such opportunity is in Algeria. The Algerian Ministry of
Mines & Energy and Sonatrach, the Algerian national oil
company, are soliciting bids for a 34 000 barrel per day GTL project at Arzew using potential gas reserves in the Tinrhert area. Sasol Chevron, the joint venture between Sasol and
Chevron Corporation, headquartered in the USA, submitted a
non-binding technical proposal at the end of September 2005.
The Algerian authorities have set the middle of 2006 as the
date for commercial submissions.
Another opportunity is the USA. Recent changes to the USA’s
energy policy act resulted in renewed interest in CTL projects in the US. Sasol is currently in the early stages of
evaluating several potential CTL ventures in the USA. Again, these studies are in pre-feasibility stage and Sasol has taken no decision whether or not to pursue any of these
opportunities.

11 October 2005
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary)
Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of
1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 11 October 2005
By:
/s/ N L Joubert
Name: Nereus Louis Joubert
Title:    Company Secretary